UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

Pursuant to the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) of Rosetta Genomics Ltd. (the “Company”) that was published on March 12, 2018 and was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on March 12, 2018, the Company hereby furnishes the proxy statement and form of proxy card for the Meeting. The Meeting is scheduled to be held at 25901 Commercentre Dr., Lake Forest, CA 92630, on April 17, 2018 at 10:00 am (Pacific Time). Copies of the proxy statement and form of proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively. In addition, copies of the Merger Agreement, and related Amendment No. 1 thereto, Amendments One and Two to the Loan and Security Agreement, the Expense Reimbursement Wavier Agreement and related Amendment No. One thereto are attached to this Form 6-K as Exhibits 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8, respectively.

The information in this Form 6-K (including in Exhibits 99.1, 99.2, 99.3,99.4, 99.5, 99.6, 99.7 and 99.8) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Proxy statement relating to the extraordinary general meeting of shareholders of Rosetta Genomics Ltd. to be held on April 17, 2018.

99.2	Proxy card relating to the extraordinary general meeting of shareholders of Rosetta Genomics Ltd. to be held on April 17, 2018.

99.3	Agreement and Plan of Merger by and among Genoptix, Inc., Stone Marger Sub Ltd., and Rosetta Genomics Ltd., dated as of February 27, 2018

99.4	Amendment Number One to the Merger Agreement, dated as of March 11, 2018

99.5	Amendment Number One to the Loan and Security Agreement dated as of February 27, 2018

99.6	Amendment Number Two to the Loan and Security Agreement dated as of March 11, 2018

99.7	Expense Reimbursement Waiver Agreement by and among Genoptix, Inc. and Rosetta Genomics Ltd., dated as of February 27, 2018

99.8	Amendment Number One to the Expense Reimbursement and Waiver Agreement, dated as of March 11, 2018

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 13, 2018	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer